Exhibit 99.61

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated January 10, 2019 to which it relates (the ‘‘Prospectus’’), and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States (as such term is used in Regulation S under the 1933 Act (“Regulation S”)) except in compliance with exemptions from the registration requirements of the 1933 Act and applicable state securities laws. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation of Nouveau Monde Graphite Inc. at 331, Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0 telephone: 1 (450) 757-8905 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT NO. 1

To the Short Form Base Shelf Prospectus dated January 10, 2019

New Issue	January 15, 2021

NOUVEAU MONDE GRAPHITE INC.

$15,000,250

10,345,000 Common Shares

Price: $1.45 per Common Share

Nouveau Monde Graphite Inc. (the “Corporation”) is hereby qualifying the distribution by the Corporation (the “Offering”) of 10,345,000 Common Shares of the Corporation (the “Offered Shares”), at a price of $1.45 per Offered Share (the “Offering Price”), for aggregate gross proceeds of $15,000,250. The Offered Shares are being issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated January 15, 2021 between the Corporation and BMO Nesbitt Burns Inc., as the lead manager and the sole underwriter (the “Underwriter”). The Offering Price was determined based upon arm’s length negotiations between the Corporation and the Underwriter, in the context of the market. See “Plan of Distribution”.

The Corporation’s outstanding common shares (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NOU”, on the OTCQX under the symbol “NMGRF” and on the Frankfurt Stock Exchange under the symbol “NM9”. On January 13, 2021, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was $1.75, on the OTCQX was US$1.37 and on the Frankfurt Stock Exchange was US$1.19. On January 14, 2021 the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $1.70, on the OTCQX was US$1.34 and on the Frankfurt Stock Exchange was US$1.09.

	Price to Public	Underwriter’s Fee(1)	Net Proceeds to the Corporation(2)
Per Offered Share	$1.45	$0.087	$1.363
Total Offering(3)(4)	$15,000,250	$900,015	$14,100,235

Notes:

(1)	In consideration for the services rendered by the Underwriter in connection with the Offering, the Corporation has agreed to pay the Underwriter a cash fee (the “Underwriter’s Fee”) equal to 6.0% of the gross proceeds of the Offering (including, for greater certainty, the gross proceeds from any exercise of the Over-Allotment Option (as defined herein)). See “Plan of Distribution”.

(2)	After deducting the Underwriter’s Fee, but before deducting the expenses and costs relating to the Offering which are estimated to be $300,000. The Underwriter’s Fee and the expenses and costs relating to the Offering will be paid from the gross proceeds of the Offering. See “Use of Proceeds”.

(3)	In order to cover for over-allotments, if any, and for market stabilization purposes, the Corporation will grant the Underwriter an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, and from time to time, for a period of 30 days from and including the Closing Date (as defined herein), to purchase at the Offering Price up to an additional 1,551,750 Common Shares (the “Over-Allotment Shares”), representing 15.0% of the number of Offered Shares purchased pursuant to the Offering. The grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. A purchaser who acquires Over-Allotment Shares forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to Public”, “Underwriter’s Fee” and “Net Proceeds to the Corporation” (before payment of the estimated expenses and costs relating to the Offering (see note 2 above)) will be $17,250,288, $1,035,018 and $16,215,270 respectively. See “Plan of Distribution”.

(4)	Exclusive of the Private Placement (as defined herein). The gross proceeds of the Private Placement are estimated to be approximately $5,000,000 ($5,750,000 assuming the full exercise of the Private Placement Option (as defined herein)), before deducting the expenses and costs relating to the Private Placement which are estimated to be $100,000.

The following table sets forth the maximum number of securities that may be issued by the Corporation to the Underwriter in connection with the full exercise of the Over-Allotment Option.

Underwriter’s Position(1)	Number of Securities Available or Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,551,750 Over-Allotment Shares	A period of 30 days from and including the Closing Date	$1.45 per Over-Allotment Share

Note:

(1)	The grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. See “Plan of Distribution”.

Unless the context otherwise requires, all references to the “Offering” and “Offered Shares” in this Prospectus Supplement, includes the Over-Allotment Shares issuable assuming the exercise of the Over-Allotment Option.

The Corporation has applied to have the Offered Shares listed on the TSXV. Listing is subject to the approval of the TSXV in accordance with its applicable listing requirements. See “Plan of Distribution”.

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction of its facilities and installations, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Graphite Property (as defined herein) and/or the Bécancour Commercial Plant (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus Supplement and in the Prospectus. See “Forward-Looking Statements” and “Risk Factors”.

Shortly following the closing of the Offering, the Corporation plans to complete a non-brokered private placement of a maximum of 3,448,275 Common Shares at the Offering Price for maximum gross proceeds of approximately $5,000,000, with institutional investors (the “Private Placement”). In addition, investors participating in the Private Placement will each have the option to purchase an additional of up to 517,241 Common Shares representing up to 15% of the number of Common Shares subscribed by such investor (the “Private Placement Option”). The Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable securities legislation. The Common Shares sold pursuant to the Private Placement will not be qualified under this Prospectus Supplement. The completion of the contemplated Private Placement will be subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the conditional approval of the TSXV. Closing of the Private Placement and of the Offering are not conditional upon each other. There can be no assurance that the Private Placement will close as contemplated or at all. See section entitled “Risk Factors - Uncertainty of Completion of the Private Placement”.

The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. The Offering is subject to the approval of certain legal matters on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Underwriter by Fasken Martineau DuMoulin LLP. The Offering Price and the other terms of the Offering were determined based upon arm’s length negotiations between the Corporation and the Underwriter in the context of the market.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offered Shares are to be taken up by the Underwriter, if at all, on or before a date not later than 42 days after the date of this Prospectus Supplement. It is expected that the closing date of the Offering will occur on or about January 20, 2021 (the “Closing Date”) or such other date as the Corporation and the Underwriter may agree. See “Plan of Distribution”.

Subject to applicable securities legislation, in connection with the Offering, the Underwriter may over-allot or effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriter has made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriter and further changed from time to time to an amount not greater than the Offering Price. Such decrease in the Offering Price will not affect the Underwriter’s Fee, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriter to the Corporation. See “Plan of Distribution”.

It is anticipated that the Offered Shares will be deposited electronically with CDS Clearing and Depository Services Inc. (“CDS”) or its nominees, which shall include Offered Shares purchased by a person in the United States that are “qualified institutional buyers” within the meaning of Rule 144A (“Rule 144A”) under the 1933 Act (the “Qualified Institutional Buyers”), on the Closing Date. Transfers of ownership of the Offered Shares deposited with CDS will be effected through records maintained by participants in the CDS depository service (the “CDS Participants”), which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book based system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Purchasers of Offered Shares, including Qualified Institutional Buyers, will receive only a customer confirmation of purchase from the CDS Participant from or through which such Offered Shares are purchased in accordance with the practices and procedures of such CDS Participant. No certificates representing the Offered Shares will be issued unless it is specifically requested or required. See “Plan of Distribution”.

The Offering qualified under this Prospectus Supplement is being made in each of the in all the provinces of Canada (except the territories), in the United States pursuant to available exemptions from the registration requirements of the 1933 Act and applicable state securities laws. See “Plan of Distribution”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement. The Corporation and the Underwriter have not authorized anyone to provide investors with different or additional information.

Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Offered Shares.

The Corporation’s head and registered office is located at 331, Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0, and the telephone number is 1-450-757-8905.

TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

GENERAL MATTERS	S-1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	S-1

ELIGIBILITY FOR INVESTMENT	S-2

CURRENCY	S-2

FINANCIAL INFORMATION	S-2

DOCUMENTS INCORPORATED BY REFERENCE	S-3

MARKETING MATERIALS	S-4

CORPORATE STRUCTURE	S-4

DESCRIPTION OF THE BUSINESS	S-4

RECENT DEVELOPMENTS	S-6

USE OF PROCEEDS	S-8

CONSOLIDATED CAPITALIZATION	S-10

DESCRIPTION OF SECURITIES OFFERED	S-11

PLAN OF DISTRIBUTION	S-12

PRIVATE PLACEMENT	S-14

PRIOR SALES	S-14

TRADING PRICE AND VOLUME	S-16

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-16

RISK FACTORS	S-19

LEGAL MATTERS	S-23

INTERESTS OF EXPERTS	S-23

CERTIFICATE OF THE CORPORATION	C-1

CERTIFICATE OF THE UNDERWRITER	C-2

GENERAL MATTERS

This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. If there is any information related to the description of the Offered Shares or the Offering that varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Prospectus.

Unless otherwise indicated or the context suggests otherwise, all references in this Prospectus Supplement to the ‘‘Corporation” are to Nouveau Monde Graphite Inc.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus. Information contained on the Corporation’s website or on any social media platform managed by the Corporation or bearing its name, is not part of this Prospectus Supplement or the Prospectus and is not incorporated by reference into this Prospectus Supplement or the Prospectus and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Offered Shares.

Neither the Corporation nor the Underwriter have authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriter are making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears. The Corporation does not undertake to update the information contained or incorporated by reference herein and therein, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Each of this Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contains forward-looking statements which relate to future events or future performance and reflects management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by verbs such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the completion of the Offering and the Private Placement; the use of proceeds of the Offering and the Private Placement; the Corporation’s future results; the intended construction and commissioning timeline of the Matawinie Graphite Property mine project and the Bécancour Plants (as defined herein); the adoption of a decree authorizing the Matawinie Graphite Property mine project; the economic performance and product development efforts, as well as the Corporation’s achievement of milestones, including the ability to obtain sufficient financing for the Matawinie Graphite Property mine project, and the Bécancour Plants, are or involve forward-looking statements.

Forward-looking information is based on reasonable assumptions that have been made by the Corporation as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite and those factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement, and in the documents incorporated by reference herein and in the section entitled “Risk Factors” in the Prospectus and in the documents incorporated by reference therein. Forward-looking information in the Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contains, among other things, disclosure regarding: the Corporation’s development activities and production plans, including the operation of the Demonstration Plant (as defined herein); the construction and commissioning, as applicable, of the Matawinie Graphite Property mine project and the Bécancour Plants; the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s operations; the receipt of all requisite approvals in connection with the Offering and the anticipated costs and timing thereof, including the approval of the TSXV; the timing and the closing for the Offering and the Private Placement; the future outlook, corporate development and strategy of the Corporation; the estimates of mineral resources and mineral reserves; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the NMG Projects (as defined herein); any particular offering of Securities under the Prospectus and any prospectus supplement including this Prospectus Supplement, and the receipt of all regulatory and stock exchange approvals in connection therewith, including the decree authorizing the Matawinie Graphite Property mine project; and the ability to obtain sufficient financing for the development of the Matawinie Graphite Property mine project and the Bécancour Plants.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; COVID-19 not having a material impact on the Corporation’s operation; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the timing of the receipt of regulatory and governmental approvals for the Corporation’s projects; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the development of the Matawinie Graphite Property mine project and the Bécancour Plants; the ability to attract and retain skilled staff; development and production timetables; market competition; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; and such other assumptions and factors as set out herein and in the Prospectus.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stein Monast L.L.P., legal counsel to the Corporation, and Fasken Martineau DuMoulin LLP, legal counsel for the Underwriter, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder in force as of the date hereof (“Regulations”) and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), provided that the Offered Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSXV), the Offered Shares will be “qualified investments” under the Tax Act at the time of their acquisition for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “registered disability savings plan” (“RDSP”), a “deferred profit sharing plan” or a “tax-free savings account” (“TFSA”), each as defined in the Tax Act.

Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP, as the case may be, will be subject to penalty taxes under the Tax Act in respect of the Offered Shares held in a TFSA, RDSP, RRSP, RRIF or RESP, as the case may be, if such Offered Shares are a “prohibited investment” for purposes of the Tax Act. The Offered Shares will generally be a ‘‘prohibited investment’’ for these purposes if the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, (i) does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or (ii) has a “significant interest”, as defined in the Tax Act, in the Corporation. In addition, the Offered Shares will not be a “prohibited investment” if such Offered Shares are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP, RRIF, RESP or RDSP.

Holders who intend to hold Offered Shares in a TFSA, RRSP, RRIF, RDSP or RESP should consult their own tax advisors in this regard.

CURRENCY

This Prospectus Supplement and the documents incorporated by reference herein contain references to the Canadian dollar and United States dollar. Unless otherwise indicated in this Prospectus Supplement and the documents incorporated by reference herein, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars, all references to “US$” refer to United States dollars.

FINANCIAL INFORMATION

The Corporation’s financial statements that are incorporated by reference into this Prospectus Supplement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in Canadian dollars.

The Corporation uses a non-IFRS measure such as working capital in this Prospectus Supplement or in documents incorporated by reference herein, which is not a measure calculated in accordance with IFRS. The Corporation calculates working capital as its current assets less the current liabilities. This measure has no meaning under IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation’s financial condition. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS. For further information, please refer to the Corporation’s annual or interim financial statements and related MD&As.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus, solely for the purposes of the Offering.

The following documents which have been filed by the Corporation with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of the Prospectus, as supplemented by this Prospectus Supplement:

a.	the term sheet dated January 13, 2021 in connection with the Offering (the “Term Sheet”);

b.	the material change report dated December 31, 2020, prepared in connection with the announcement of issuance of Common Shares in settlement of interests owed to a bondholder;

c.	the management discussion and analysis (“MD&A”) of the Corporation for the nine-month period ended September 30, 2020 (the “Interim MD&A”), filed on SEDAR on November 19, 2020;

d.	the Unaudited Consolidated Condensed Interim Financial Statements as at and for the three and nine-month periods ended September 30, 2020 and September 30, 2019 (the “Interim Financial Statements”);

e.	the material change report dated September 14, 2020, prepared in connection with the role changes to the board of directors of the Corporation (the “Board of Directors”) and the issuance of an aggregate of $207,517.40 in Common Shares to the Corporation’s employees in settlement of an unpaid portion of wages;

f.	the Management Proxy Circular dated July 27, 2020, prepared in connection with the annual general and special meeting of shareholders of the Corporation held on August 27, 2020;

g.	the material change report dated July 24, 2020, prepared in connection with the entering into with Pallinghurst Graphite Limited (“Pallinghurst Graphite”) of financing transactions totaling $20,000,000 comprising a convertible bond subscription agreement and a royalty purchase agreement;

h.	the MD&A of the Corporation for the year ended December 31, 2019, filed on SEDAR on April 29, 2020;

i.	the Annual Information Form dated April 29, 2020 for the fiscal year ended December 31, 2019 (the “AIF”);

j.	the Audited Consolidated Annual Financial Statements as at and for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto and the independent auditors’ report thereon, filed on SEDAR on April 29, 2020;

k.	the material change report dated July 5, 2019, prepared in connection with the closing of a $9,951,125 private placement and the closing of a $2,000,000 unsecured financing with Pallinghurst Graphite; and

l.	the material change report dated February 15, 2019, prepared in connection with the execution with Traxys Group of an offtake and joint marketing agreement dated February 14, 2019.

Copies of the documents incorporated herein by reference are available electronically at www.sedar.com under the Corporation’s issuer profile, and may also be obtained on request without charge from the Chief Financial Officer of the Corporation at 331, Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0 telephone: 1-450-757-8905.

Any annual information form, annual or interim financial statements and related MD&As, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

Any statement contained in this Prospectus Supplement, in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement.

MARKETING MATERIALS

The template version of the Term Sheet which has been incorporated by reference in the Prospectus Supplement is not part of the Prospectus Supplement or the Prospectus to the extent that the contents of that document have been modified or superseded by a statement contained in the Prospectus or in the Prospectus Supplement or any amendment to the Prospectus or the Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in Regulation 41-101 respecting General Prospectus Requirements) that is filed with the securities commissions or similar regulatory authorities in all provinces of Canada (except the territories) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering is deemed to be incorporated into this Prospectus Supplement and the Prospectus.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation” a capital pool company and “New World Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name for “Nouveau Monde Graphite Inc.”.

The Corporation’s head office is located at 331, Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.

Intercorporate Relationships

As of the date of this Prospectus Supplement, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA, 49% of the voting shares of Shinzoom Nouveau United Corp., incorporated under the CBCA, and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006. Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties in the near future. Shinzoom Nouveau United Corp. has been created on September 25, 2017, and is inactive as of the date of this Prospectus Supplement. Nouveau Monde Europe Limited has been created on October 12, 2020.

DESCRIPTION OF THE BUSINESS

The following is a summary of information pertaining to the Corporation and does not contain all the information about the Corporation that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and related notes, that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

General Development of the Business

The mission of the Corporation is to become a major low-cost producer of anode material for lithium-ion batteries and other value-added graphite products with the industry’s lowest environmental footprint out of a concern for sustainable development. The Corporation wants to electrify all of its activities and is expected to operate the first All-Electric Open-Pit Mine (as defined herein). The Corporation is engaged in developing its flagship property, the Matawinie Graphite Property, and implementing its business strategy for the secondary transformation of graphite.

Matawinie Graphite Property

The Matawinie graphite property includes 319 map-designated cells forming seven (7) mining claims blocks covering 17,585 hectares which includes the Tony claims block (the “Matawinie Graphite Property”). The Matawinie Graphite Property is located approximately 150 km north of Montréal, Québec using the existing public network. The Tony claims block is located in the Saint-Michel-des-Saints area. The Tony claims block, including the West Zone, is easily accessible using existing forest roads and is close to high quality infrastructure, including paved roads and high voltage power lines, which are needed for industrial activities. The community of Saint-Michel-des-Saints, as well as surrounding communities, offers an abundant skilled workforce, such as forestry workers, mechanics and heavy equipment operators.

On April 15, 2019, the Corporation officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Graphite Property mine project with the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”), an important step in the project’s authorization process. On November 25, 2019, the MELCC issued a notice of admissibility for the ESIA of the Matawinie Graphite Property mine project, following its analysis by 25 provincial ministries and departments. Subsequently, the MELCC gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 before a board established by the BAPE informed the BAPE’s report, which was tabled in June 2020:

-	The board recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancements.

-	The main concerns raised during the public hearings relate to the reconciliation of land uses and the social acceptability of the project. The board recommended additional studies and assessments which the board believe should be carried out by the Corporation in order to reduce the concerns with respect to valued environmental components, including water quality, quality of life, cohabitation, property and mining liabilities.

-	The Corporation provided responses to all questions from MELCC and no other questions are expected at this point.

-	The environmental assessment is continuing at the MELCC level. Next significant step is the decision of the Government of Québec relating to the adoption of a decree authorizing the Matawinie Graphite Property mine project, which is expected in the coming months.

All-Electric Open-Pit Mine

The Corporation intends to electrify its operations, becoming the first all-electric open pit operation in the world (the “All-Electric Open-Pit Mine”). The Corporation conducted a feasibility study for the All-Electric Open-Pit Mine and the results, published on October 25, 2018, confirm the economic viability of the project and determine how the All-Electric Open-Pit Mine will be exploited as part of a carbon neutral project.

Saint-Michel-des-Saints Demonstration Plant

On September 18, 2018, the Corporation commissioned a demonstration plant (the “Saint-Michel-des-Saints Demonstration Plant”) in Saint-Michel-des-Saints, Québec, with a capacity to produce 1,000 tonnes of natural graphite concentrate per year using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. The Saint-Michel-des-Saints Demonstration Plant is an important milestone in the Corporation’s strategy as it serves to:

•	qualify the Corporation’s graphite products and establish a sales record;

•	test and improve processes for commercial operation optimization;

•	test new innovative technologies of mining waste management and site restoration; and

•	continue employee training and local future workforce reach-out program.

The micronisation and spheronisation equipment at the Saint-Michel-des-Saints Demonstration Plant have been commissioned and have produced the first samples of spherical graphite, which attest to the performance of the secondary transformation process developed by the Corporation.

Bécancour Plants

The Corporation plans to construct a demonstration plant for the purification of spherical graphite in Bécancour, Québec (the “Bécancour Demonstration Plant”). The Bécancour Demonstration Plant would be the first phase of the Bécancour Commercial Plant (as this term is defined below), which will be designed to produce value-added graphite products for the North American and European markets.

The Corporation intends to build a secondary graphite transformation plant for the production of anode material for lithium-ion batteries (the “Bécancour Commercial Plant”, together with the Bécancour Demonstration Plant, the “Bécancour Plants” and collectively with the Matawinie Graphite Property, the Saint-Michel-des-Saints Demonstration Plant and the Bécancour Demonstration Plant, the “NMG Projects”) at an initial capacity of 35,000 tonnes per year for the first phase, and then up to 100,000 tonnes per year, with potential supply agreements with other graphite concentrate suppliers.

On October 27, 2020, the Corporation announced a five-year agreement with Olin Corporation (“Olin”) which covers the commercial space for operations, site services and the supply of certain raw materials to implement the Corporation’s proprietary thermochemical purification operations. See “Recent Developments”.

RECENT DEVELOPMENTS

Accomplishments and Recent Developments

On April 29, 2020, the Corporation announced the receipt of non-dilutive financing totaling $5,206,905 comprising (i) a non-refundable financial assistance of a maximum of $3,000,000 from Québec Government Crown corporation Transition énergétique Québec through the “Technoclimat” program; (ii) a $1,994,405 in funding closed with Investissement Québec through two loan offers (the “Loan Offers”) that are ready to be disbursed as per the Corporation’s cash flow needs, subject to the loan offer conditions; and (iii) a 5% increase to Sustainable Development Technology Canada’s $4,250,000 initial 2019 grant representing an additional $212,500. The Loan Offers comprised a $641,090 loan at an interest rate of the prime rate plus 0.07% and a $1,353,315 loan at an interest rate of the prime rate with no margin. The interest is to be paid monthly throughout the term, whereas the capital is to be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the Loan Offers, the Corporation granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.

On June 26, 2020, the Corporation announced that it received the report and recommendations of the BAPE regarding its Matawinie Graphite Property mine project. The inquiry commission positively evaluated the economic, environmental and social parameters developed by the Corporation, and pointed out opportunities for enhancement.

On June 30, 2020, the Corporation announced that Canada Economic Development for Québec Regions agreed to grant $1,500,000 in repayable funding to the Corporation to implement its secondary transformation processes to manufacture purified spherical graphite.

On July 15, 2020, the Corporation announced that it has successfully agreed with Pallinghurst Graphite for financing transactions totaling $20,000,000 to fund the next phase of the Corporation’s development. The Corporation entered into a convertible bond subscription agreement (the “Pallinghurst Subscription Agreement”) with Pallinghurst Graphite pursuant to which the Corporation issued to Pallinghurst Graphite a secured convertible bond (the “Bond”) in the principal amount of $15,000,000 (the “Bond Transaction”). Concurrently, the Corporation also entered into a royalty purchase agreement with Pallinghurst Graphite pursuant to which Pallinghurst Graphite agreed to exchange the principal amount and accrued interest under its existing debt facility of approximately $5,000,000 into a net smelter return royalty (the “Royalty”) on the Matawinie Graphite Property, with a partial buy-back option for the Corporation (the “Royalty Transaction” and together with the Bond Transaction, the “Pallinghurst Transactions”). See “Recent Developments - The Bond Transaction and the Royalty Transaction”.

On September 1, 2020, the Corporation announced role changes at its Board of Directors to guide its corporate development strategy. Arne H. Frandsen, co-founder of Pallinghurst Graphite, now serves as Chairman of the Board of Directors, and Daniel Buron, Senior Vice President and Chief Financial Officer at Domtar Corporation, now serves as Lead Independent Director and Chairman of the Audit Committee. The Corporation also announced the issuance of an aggregate of 1,037,587 Common Shares of its share capital at a price of $0.20 per Common Share, for an aggregate amount of $207,517.40, to 31 of its employees in settlement of an unpaid portion of wages that corresponds to a temporary proactive capital management measure put in place in response to COVID-19. The Board of Directors also granted a total of 6,325,000 stock options to officers and directors. These stock options were granted pursuant to the terms and conditions of the Corporation’s stock option plan.

On October 6, 2020, the Corporation announced the entering into of a collaboration agreement with Forge Nano, a corporation based in Colorado, USA, for the use of Forge Nano’s proprietary Atomic Laser Disposition-coating technologies. The coating of spherical graphite is the last process step needed to complete the Corporation’s graphite-based product range for the electric vehicles and renewable energy sectors. The collaboration agreement sets out a multi-phase partnership, which will allow the Corporation the opportunity to commence production in the near-term, while preparing for commercial production by 2023.

On October 27, 2020, the Corporation announced a five-year agreement with Olin which covers the commercial space for operations, site services and the supply of certain raw materials to implement the Corporation’s proprietary thermochemical purification operations. The Corporation intends to construct two pilot commercial-scale purification furnaces within Olin’s existing facility in the Bécancour industrial park.

On November 5, 2020, the Corporation announced the opening of its first sales office outside of North America, located at 70 Pall Mall in St James’s London, UK, which will allow the Corporation to readily respond to the growing enquiries from local customers and other stakeholders as commercial discussions intensify with European automakers for the Corporation’s battery anode material.

On November 12, 2020, the Corporation announced that its advanced graphite-based anode material outperformed leading Asian commercial producers. The Corporation’s reversible capacity (or energy density) performed at 365 mAh/g, above the 360 mAh/g of Asian peers, with similar charging efficiency, and above the minimum customer specifications requirement of 350 mAh/g. The Corporation also announced that this proprietary carbon coating technology will be incorporated into one of the Corporation’s demonstration plants.

On November 30, 2020, the Corporation announced the nomination to its Board of Directors of Ms. Nathalie Pilon and Mr. Jamie Scarlett effective on December 1, 2020, following the decision by Pierre Renaud and Marc Prud’homme to retire from the Board of Directors.

On December 17, 2020, the Corporation and Pallinghurst Graphite entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which and subject to the terms of the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions have been assigned to Pallinghurst Graphite International Limited (“Pallinghurst International”), an entity that has control over Pallinghurst Graphite. Reference in this Prospectus Supplement to “Pallinghurst” shall be, as the context may requires, to Pallinghurst Graphite and/or Pallinghurst International.

On December 31, 2020, the Corporation announced the issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share to Pallinghurst in settlement of interest owed on the Bond. As of the date of this Prospectus Supplement, the Common Shares have not yet been issued and remains conditional upon the approval of the TSXV and will be subject to a hold period of four (4) months and one day. See “Recent Developments - The Bond Transaction and the Royalty Transaction”.

On January 6, 2021, the Corporation announced the appointment of David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Corporation.

The Bond Transaction and the Royalty Transaction

The Bond issued in connection with the Bond Transaction is a three-year instrument for $15,000,000. The principal amount under the Bond bears interest at a rate per annum of 15%, payable annually commencing on December 31, 2020. Accrued interest under the Bond is capitalized quarterly and added to the principal amount thereunder unless the Corporation elects to settle any accrued interest with Pallinghurst at the end of a given calendar quarter; otherwise, the annual payment of any interest shall be made in cash or shares at the Corporation’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on the date that is 36 months following the issuance of the Bond. The Corporation’s obligations under the Bond are secured by a hypothec in favour of Pallinghurst over substantially all of the Corporation’s movable and immovable assets, subject to certain existing permitted encumbrances. At any time, Pallinghurst has the right to convert all or a portion of the Bond into such number of Common Shares of the Corporation equal to the principal amount being converted, divided by the conversion price of $0.20 per Common Share. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares of the Corporation at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval at such time.

Upon closing of the Bond Transaction, an amended and restated investment agreement was entered into to amend the existing investment agreement entered into on April 2, 2019 (the “Amended and Restated Investment Agreement”). The Amended and Restated Investment Agreement provides that Pallinghurst is entitled to nominate three (3) nominees to the Board of Directors so long as it holds (on an as-converted basis assuming the conversion of the Bond) more than 20% of the issued and outstanding Common Shares. In the event Pallinghurst holds less than 20% of the issued and outstanding Common Shares but greater than 10% of the issued and outstanding Common Shares (in each case on an as-converted basis assuming the conversion of the Bond), Pallinghurst shall be entitled to nominate two (2) nominees to the Board of Directors. Pallinghurst shall no longer be entitled to nominate any nominee once it has converted ownership falls below 10% of the issued and outstanding Common Shares. Under the Amended and Restated Investment Agreement, Pallinghurst has agreed to a lock-up restriction pursuant to which it shall not sell or otherwise dispose of its Common Shares in the capital of the Corporation for a period of twelve (12) months following closing of the Pallinghurst Transactions. Pallinghurst was also granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its ownership in shares of the Corporation on an as-converted basis. Such anti-dilution rights will be in force for twelve (12) months following the closing of the Pallinghurst Transactions. If Pallinghurst’s has-converted ownership falls below 10%, the Corporation and Pallinghurst shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.

Concurrently with the issuance of the Bond, the Corporation issued to Pallinghurst Common Share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 Common Shares, subject to customary anti-dilution clauses, at a price of $0.22 per Common Share for a period of 36 months from the issuance date of the warrants (the “Pallinghurst Warrants”). The proceeds of the Bond Transaction were to be used for the development of the Matawinie Graphite Property and general working capital purposes of the Corporation.

Concurrently with the entering into of the Bond Transaction, the Corporation entered into the Royalty Transaction whereby the Corporation issued and sold a 3% royalty to Pallinghurst for an aggregate purchase price of approximately $4,300,000 plus accrued interest as further described below. For a period of three years following the Bond issuance, the Royalty is subject to a 1% buy back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy back right will be equal to approximately $1,300,000, plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the Pallinghurst Transactions up to the buyback date. Pursuant to the Royalty, Pallinghurst will have the right, for a period of three years following closing of the Pallinghurst Transactions, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that the Corporation will not be required to complete any such conversion if such conversion could have a negative impact on the Corporation. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2,000,000 and the promissory note dated March 16, 2020 in the principal amount of $2,000,000, each of which was cancelled.

The approval of disinterested shareholders of the Corporation for the Pallinghurst Transactions was obtained at the annual general and special meeting of shareholders of the Corporation held on August 27, 2020. Closing of the Pallinghurst Transactions took place on August 28, 2020.

Pallinghurst currently owns 52,350,000 Common Shares representing 19.01% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Convertible Bond, Pallinghurst would own 127,350,000 Common Shares representing 36.35% of the issued and outstanding Common Shares. In addition, assuming the conversion in whole of the Bond and the exercise in full of the Pallinghurst Warrants, the Corporation would receive additional proceeds of $16.5 million upon exercise of the Pallinghurst Warrants and Pallinghurst would own 202,350,000 Common Shares representing 47.57% of the issued and outstanding Common Shares.

USE OF PROCEEDS

Business Objectives and Milestones

The Corporation’s main commercial business objectives is to become a major producer of natural flake graphite and anode material for lithium-ion batteries as well as other value-added graphite products with the industry’s lowest environmental footprint, driving sustainable development. The Corporation is engaged in developing its flagship property, the Matawinie Graphite Property. In particular, the main objectives the Corporation expects to accomplish from the date of this Prospectus Supplement and up to the next 12 to 24 months are, in no particular order, to:

•	finalize the government’s environmental analysis for a decree authorizing the NMG Projects expected before the end of Q1-2021 (the “Decree”);

•	apply for permits on the NMG Projects before the end of Q2-2021;

•	proceed with the construction and operations of the Bécancour Plants;

•	progress in detailed engineering and delivery of the Class 2 estimate for the NMG Projects by the end of Q2-2021;

•	continue the deployment of employee training and business opportunity promotion programs targeting the Upper Matawinie and Atikamekw communities and continue the integration of Upper Matawinie communities, namely Saint-Michel-des-Saints, Saint-Zénon and the Atikamekw First Nation, in initiatives reconciling economic, social and environmental development;

•	continue the establishment of the marketing and qualification process for graphite concentrate and spherical graphite for international customers; and

•	pursue financing endeavours for the NMG Projects.

Sources and Uses of Proceeds

The estimated net proceeds from the Offering (excluding of the Private Placement), after deducting the Underwriter’s Fee and the estimated expenses and costs of the Offering payable by the Corporation, will be approximately $13,800,235 assuming no exercise of the Over-Allotment Option ($15,915,270 assuming the exercise in full of the Over-Allotment Option). The estimated net proceeds from the Private Placement, after deducting the anticipated expenses and costs relating to the Private Placement will be approximately $4,900,000 ($5,650,000 assuming the exercise in full of the Private Placement Option).

The proceeds of the Offering and the Private Placement will be used in accordance with the sources and uses of proceeds set out below:

Sources and Uses of Proceeds

Sources(1)	CAD$ million	Uses	CAD$ million
Offering	15.0	Bécancour Plants Development Costs(2)	8.8
		Matawinie Graphite Property Development Costs(3)	2.2
		Working capital(4)(5)	2.8
		Underwriter’s Fee and Transaction costs(6)	1.2
		Total Uses Offering:	15.0

Private Placement	5.0	Bécancour Plants - Development Costs	2.0
		Matawinie Graphite Property - Development Costs	2.0
		Working capital(4)(7)	0.9
		Transaction costs(8)	0.1
		Total Uses Private Placement:	5.0
Total Sources:	20.0	Total Uses:	20.0

Notes:

1.	Offering proceeds are calculated assuming no exercise of the Over-Allotment Option and no exercise of the Private Placement Option.

2.	Covers the construction and operations of the first two purification modules, the operation of the micronisation and spheronisation equipment and engineering work related to the installation of additional capacity.

3.	Cover the finalisation of the Class 2 estimate and the decree and permitting process.

4.	Covers corporate general working capital needs of the NMG Projects and for other general expenses needs, including (i) general and administrative expenses, sales and marketing expenses (ii) fees associated with the deployment of employee training and business opportunity promotion programs; (iii) fees associated with the integration of Upper Matawinie communities; and (iv) fees associated with marketing and qualification process for graphite concentrate and spherical graphite for international customers.

5.	The net proceeds from the exercise of the Over-Allotment Option, if any, is expected to be applied towards the general working capital of the Corporation.

6.	Transaction costs include the aggregated estimated fees and legal fees associated with the Offering.

7.	The net proceeds from the exercise of the Private Placement Option, if any, is expected to be applied towards the general working capital of the Corporation.

8.	Transaction costs include the aggregated estimated fees and legal fees associated with the Private Placement.

The Corporation intends to use the proceeds from the Offering as described above, but such use will depend on its operating needs, the implementation of its strategic plan and changes in the prevalent business environment and operating conditions. The allocation outlined above represents the Corporation’s current intention with respect to its use of proceeds from the Offering and the Private Placement and other available funds based on current knowledge and planning by management of the Corporation.

There may be circumstances where, for sound business reasons, the Corporation may reallocate the proceeds of the Offering and the Private Placement. Furthermore, the Corporation has set out its intended sources and uses of funds assuming the completion and disbursement of funds from the Private Placement, however there is no assurance that such transaction will be completed. See “Risk Factors” Related to the Corporation – Uncertainty of Completion of the Private Placement” and “Risk Factors Related to the Offering – Discretion in the Use of Proceeds”.

If the Over-Allotment Option is exercised in full, the Corporation will receive additional net proceeds of $2,115,035 after deducting the Underwriter’s Fee only. If the Private Placement Option is exercised in full, the Corporation will receive additional net proceeds of approximately $750,000. The net proceeds from the exercise of the Over-Allotment Option and the Private Placement Option, if any, is expected to be applied towards the general working capital of the Corporation.

The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds from the Offering and the Private Placement and other available funds based on current knowledge and planning by management of the Corporation. There may be circumstances where, for sound business reasons, the Corporation may reallocate the use of proceeds. Furthermore, the Corporation has set out its intended sources and uses of funds towards the NMG Projects. See “Risk Factors Related to the Offering – Discretion in the Use of Proceeds”.

The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $7,044,695, $4,077,445 and $3,794,449 as at September 30, 2020, as at December 31, 2019 and December 31, 2018, respectively. During the fiscal year ended December 31, 2018 and December 31, 2019 and the nine-month period ended September 30, 2020, the Corporation had negative cash flow usage from operating activities of $2,921,931, $5,139,984 and $4,064,617, respectively. For the nine-month period ended September 30, 2020, the Corporation has had an average monthly cash expenditure rate of approximately $1,424,813 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. For the nine-month period ended September 30, 2020, the Corporation recorded a net loss and comprehensive loss of $6,727,869. As of September 30, 2020, the Corporation had current liabilities of $8,533,122 and an outstanding convertible bond with a principal of $15,000,000 to be repaid at latest on August 28, 2023. For the year ended December 31, 2019, the Corporation has had an average monthly cash expenditure rate of approximately $1,693,862 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Graphite Property and/or the Bécancour Commercial Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow.

As at December 31, 2020 the Corporation’s cash and cash equivalents and working capital amounted to $4.5 million and $1.6 million, respectively. Together with the contemplated $13.8 million Offering, the Corporation expects to fund operations up to January 31, 2022. During this period, the Corporation expects to receive, from previously announced grant and financial support programs, a total amount of $3.5 million: $1.2 million from Transition Énergétique Québec, $1.5 million from Canada Economic Development for Québec Regions and $0.8M from Sustainable Development Technology Canada, respectively. During this period, the Corporation expects to incur operating costs, capital expenditure and working capital variation in the amount of $18.8 million. See “Risk Factors Related to the Offering – Negative Operating Cash Flow”.

Additional financing will be needed to bring the Matawinie Graphite Property and the Bécancour Commercial Plant to commercial production, which may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. See “Risk Factors Related to the Offering – Dilution”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being its unaudited interim financial statements for the three and nine-months periods ended September 30, 2020 and September 30, 2019, other than:

(i)	the issuance of an aggregate of 10,472,914 Common Shares following the exercise of an aggregate of 10,472,914 warrants for an aggregate cash consideration of $3,665,520;

(ii)	the issuance of an aggregate of 1,925,000 Common Shares following the exercise of an aggregate of 1,925,000 options for an aggregate cash consideration of $583,500;

(iii)	the grant of an aggregate of 5,225,000 options, entitling the holder thereof to purchase an aggregate of 5,225,000 Common Shares at exercise prices ranging from $0.24 to $1.29; and

(iv)	an aggregate of 902,333 warrants, 78,636 broker warrants, 566,665 advisory warrants and 250,000 options have expired.

The following table represents the Corporation’s share capital as at (i) September 30, 2020; (ii) as at the date of this Prospectus Supplement; and (iii) on a pro forma basis, after giving effect to the Offering and the Private Placement (assuming no exercise of the Over-Allotment Option and the Private Placement Option). It should be read in conjunction with the Interim Financial Statements and the Interim MD&A, including the notes thereto, which are incorporated by reference herein.

		As at the date of this		After Giving Effect to
	As at September 30,	Prospectus	After Giving Effect to	the Offering and the
	2020	Supplement	Offering	Private Placement
Common Shares and Warrants	$57,871,355	$61,596,069	$75,696,304	$80,696,304
	(262,970,401 Common Shares)	(275,368,315 Common Shares)	(285,713,315 Common Shares)(2)	(289,161,590 Common Shares)(3)
	(88,159,638 warrants)	(76,784,391 warrants)(1)	(76,784,391 warrants)(1)	(76,784,391 warrants)(1)

Options	(20,325,000 options)	(24,375,000 options)(4)	(24,375,000 options)(4)	(24,375,000 options)(4)

Broker Warrants and Advisory Warrants	(78,636 broker
	warrants and 566,665	Nil	Nil	Nil
advisory warrants)

	Nominal value	Nominal value	Nominal value	Nominal value
Bond	$15,000,000 Bond(5)	$15,000,000 Bond(5)	$15,000,000 Bond(5)	$15,000,000 Bond(5)

Notes:

(1)	Total dollar value that the Corporation would receive, assuming all the warrants outstanding as of the date this Prospectus Supplement are exercised before their expiry dates, amounts to $17,124,537 as at January 13, 2021, and amounts to approximately $17,124,537 as of the closing of the Private Placement. This number includes the 75,000,000 Pallinghurst Warrants. See “Recent developments - The Bond Transaction and the Royalty Transaction”.

(2)	If the Over-Allotment Option is exercised in full, 287,265,065 Common Shares.

(3)	If the Over-Allotment Option and Private Placement Option are exercised in full, 291,230,581 Common Shares.

(4)	Total dollar value that the Corporation would receive, assuming all the options outstanding as of the date this Prospectus Supplement are exercised before their expiry dates, amounts to $8,810,125.

(5)	Up to 75,000,000 Common Shares, at a conversion ratio of $0.20 per Common Shares, may be issued by the Corporation if the nominal value of the Bond issued to Pallinghurst is fully converted. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares of the Corporation at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval at such time. See “Recent developments - The Bond Transaction and the Royalty Transaction”.

DESCRIPTION OF SECURITIES OFFERED

The Offering consists of the issuance of 10,345,000 Offered Shares for aggregate gross proceeds of $15,000,250 (up to a maximum of 11,896,750 Offered Shares for aggregate gross proceeds of $17,250,288, should the Over-Allotment Option be exercised in full). Assuming, completion of the Private Placement for aggregate gross proceeds of $5,000,000, an aggregate of 3,448,275 Common Shares (up to a maximum of 3,965,516 Common Shares for aggregate gross proceeds of $5,750,000, should the Private Placement Option be exercised in full) will be issued by the Corporation following the closing of the Private Placement. See “Consolidated Capitalization”.

Common Shares

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 275,368,315 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.

PLAN OF DISTRIBUTION

Under the Underwriting Agreement, the Corporation has agreed to sell, and the Underwriter has agreed to purchase, as principal, on the Closing Date, all but not less than all of the Offered Shares offered hereunder at the Offering Price, payable in cash to the Corporation, against delivery, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement. The Offering Price was determined based upon arm’s length negotiations between the Corporation and the Underwriter in the context of the market.

The obligations of the Underwriter under the Underwriting Agreement are subject to certain closing conditions and may be terminated at its discretion on the basis of the “regulatory out”, the “material change out”, the “disaster out” and the “breach out” provisions of the Underwriting Agreement as well as upon the occurrence of certain other stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

In consideration for the services rendered by the Underwriter in connection with the Offering, the Corporation has agreed to pay the Underwriter the Underwriter’s Fee equal to 6.0% of the gross proceeds of the Offering (including, for greater certainty, the gross proceeds from any exercise of the Over-Allotment Option).

In order to cover for over-allotments, if any, and for market stabilization purposes, the Corporation will grant the Underwriter’s the Over-Allotment Option, exercisable, in whole or in part, and from time to time, for a period of 30 days from and including the Closing Date, to purchase at the Offering Price up to an additional 1,551,750 Over-Allotment Shares, representing 15.0% of the number of Offered Shares purchased pursuant to the Offering. The grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. A purchaser who acquires Over-Allotment Shares forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to Public”, “Underwriter’s Fee” and “Net Proceeds to the Corporation” (before payment of the estimated expenses and costs relating to the Offering) will be $17,250,288, $1,035,018 and $16,215,270 respectively.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offered Shares are to be taken up by the Underwriter, if at all, on or before a date not later than 42 days after the date of this Prospectus Supplement. It is expected that the closing date of the Offering will occur on or about the Closing Date or such other date as the Corporation and the Underwriter may agree.

Pursuant to the terms of the Underwriting Agreement, commencing from the date thereof until the date which is 90 days following the Closing Date, the Corporation will not, without the prior written consent of the Underwriter, which consent shall not be unreasonably withheld or delayed, issue, agree to issue or announce an intention to issue, any additional debt, Common Shares or any securities convertible into or exchangeable for Common Shares (except in connection with (i) the Offering and the Private Placement, (ii) the exchange, transfer, conversion or exercise rights of existing outstanding securities of the Corporation or existing commitments to issue securities of the Corporation, including issuance and exercise of options pursuant to its stock option plan; and (iii) mergers and acquisitions, joint ventures or other types of business combinations as part of the strategic plan or growth strategy of the Corporation.

In addition, the Corporation will use its best efforts to cause each of its officers and directors to enter into lock-up agreements in favour of the Underwriter in a form and substance satisfactory to the Corporation and the Underwriter, acting reasonably, pursuant to which each such individual will agree not to sell, transfer or pledge or otherwise dispose of, any securities of the Corporation (or announce any intention to do so) until the date which is 90 days following the Closing Date, other than as permitted under the lock-up agreements or with the prior written consent of the Underwriter, which consent shall not be unreasonably withheld or delayed.

Pursuant to the terms and conditions of the Underwriting Agreement, the Corporation will also agree to indemnify and hold harmless the Underwriter, its subsidiaries, affiliates, directors, officers, employees, partners, shareholders and agents from and against all expenses, fees, losses, claims, actions, damages, obligations and liabilities, of any nature that may be incurred in respect thereof.

The Corporation has applied to have the Offered Shares listed on the TSXV. Listing is subject to the approval of the TSXV in accordance with its applicable listing requirements.

It is anticipated that the Offered Shares will be deposited electronically with CDS or its nominees, which shall include those Offered Shares purchased by a person in the United States that are Qualified Institutional Buyers, on the Closing Date. Transfers of ownership of the Offered Shares deposited with CDS will be effected through records maintained by the CDS Participants, which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book based system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Purchasers of Offered Shares, including Qualified Institutional Buyers, will receive only a customer confirmation of purchase from the CDS Participant from or through which such Offered Shares are purchased in accordance with the practices and procedures of such CDS Participant. No certificates representing the Offered Shares will be issued unless it is specifically requested or required.

Subject to applicable securities legislation, in connection with the Offering, the Underwriter may over-allot or effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above those which might otherwise prevail in the open market, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids, and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making over-allocating or short sales of the Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than it is required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the number of Over-Allotment Shares, “naked short sales”, which are short positions in excess of the number of Common Shares it is required to purchase under the Offering. The Underwriter may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of Common Shares available for purchase in the open market compared with the Offering Price at which they may purchase Over-Allotment Shares through the Over-Allotment Option. The Underwriter must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering.

After the Underwriter has made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriter and further changed from time to time to an amount not greater than the Offering Price. Such decrease in the Offering Price will not affect the Underwriter’s Fee, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriter to the Corporation.

In addition, pursuant to applicable securities legislation, the Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include: (i) a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. Those transactions, if commenced, may be interrupted or discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Common Shares are listed (including the TSXV), in the over-the-counter market, or otherwise.

United States Securities Law

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act. The Offered Shares have not been and will not be registered under the 1933 Act or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States. The Underwriter has agreed that, except as permitted by the Underwriting Agreement pursuant to transactions exempt from the registration requirements of the 1933 Act and any applicable state securities laws, it will not offer or sell the Offered Shares at any time within the United States as part of its distribution or at any time within the United States. The Underwriting Agreement permits the Underwriter to reoffer and resell the Offered Shares in the United States in transactions that are exempt from the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, the Underwriter, pursuant to the terms and conditions set forth in the Underwriting Agreement, acting through its registered United States broker-dealer affiliate, may reoffer and resell the Offered Shares it has acquired pursuant to the Underwriting Agreement to “qualified institutional buyers,” as such term is defined in Rule 144A under the 1933 Act, in the United States in accordance with Rule 144A under the 1933 Act, and, in each case, pursuant to similar exemptions under applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriter will otherwise offer and sell the Offered Shares outside the United States only in accordance with the exclusion from the registration requirements of the 1933 Act provided by Rule 903 of Regulation S under the 1933 Act. The Offered Shares that are sold in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the 1933 Act and will be subject to certain restrictions on transfer.

PRIVATE PLACEMENT

Shortly following the closing of the Offering, the Corporation plans to complete the Private Placement of a maximum of 3,448,275 Common Shares at the Offering Price for maximum gross proceeds of approximately $5,000,000, with institutional investors. In addition, investors participating in the Private Placement will each have the option to purchase an additional of up to 517,241 Common Shares representing up to 15% of the number of Common Shares subscribed by such investor. Pallinghurst has indicated that it intends to participate pro-rata its current ownership in both the Public Offering and the Private Placement. The Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable securities legislation.

The Common Shares sold pursuant to the Private Placement will not be qualified under this Prospectus Supplement. The completion of the contemplated Private Placement will be subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the conditional approval of the TSXV. Closing of the Private Placement and of the Offering are not conditional upon each other. There can be no assurance that the Private Placement will close as contemplated or at all. See “Risk Factors Related to the Corporation – Uncertainty of Completion of the Private Placement”.

PRIOR SALES

Since January 10, 2019 to the date of this Prospectus Supplement, the Corporation issued securities as follows:

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
March 21, 2019	50,000 Common Shares (1)	$0.200
April 9, 2019	50,000 Common Shares (1)	$0.200
April 10, 2019	51,475 Common Shares (5)	$0.265
April 22, 2019	150,000 Common Shares (1)	$0.200
April 25, 2019	43,825,000 Common Shares (6)	$0.235
May 27, 2019	1,125,000 options	$0.235
June 27, 2019	42,345,213 Common Shares (6)	$0.235
Sept 12, 2019	3,150,000 options	$0.235
Sept 12, 2019	1,000,000 options	$0.300
Nov. 29, 2019	350,000 options	$0.210
Nov. 29, 2019	150,000 options	$0.205
January 15, 2020	150,000 options	$0.195
January 16, 2020	150,000 options	$0.195
February 13, 2020	75,000 options	$0.210
June 9, 2020	150,000 Common Shares (1)	$0.180
August 28,2020	75,000,000 convertible bonds (2)	$0.200
August 28, 2020	75,000,000 warrants (2)	$0.220
September 2, 2020	6,325,000 options	$0.185
September 4, 2020	1,037,587 Common Shares (3)	$0.200

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
October 1, 2020	150,000 options	$0.240
October 9, 2020	150,000 Common Shares (1)	$0.350
November 1, 2020	1,500,000 options	$0.375
November 10, 2020	15,000 Common Shares (4)	$0.350
November 13, 2020	213,914 Common Shares (4)	$0.350
November 17, 2020	75,000 Common Shares (1)	$0.300
November 17, 2020	380,000 Common Shares (4)	$0.350
November 20, 2020	2,300,000 Common Shares (4)	$0.350
November 23,2020	141,000 Common Shares (4)	$0.350
November 23, 2020	500,000 Common Shares (1)	$0.450
November 30, 2020	3,575,000 options	$0.700
December 4, 2020	375,000 Common Shares (1)	$0.200
December 4, 2020	462,500 Common Shares (4)	$0.350
December 10, 2020	75,000 Common Shares (1)	$0.200
December 10, 2020	65,000 Common Shares (4)	$0.350
December 14, 2020	75,000 Common Shares (1)	$0.200
December 14, 2020	20,000 Common Shares (4)	$0.350
December 16, 2020	180,000 Common Shares (4)	$0.350
December 17, 2020	50,000 Common Shares (1)	$0.200
December 17, 2020	50,000 Common Shares (4)	$0.350
December 18, 2020	547,500 Common Shares (4)	$0.350
December 21, 2020	4,348,000 Common Shares (4)	$0.350
January 5, 2021	250,000 Common Shares (1)	$0.350
January 5, 2021	75,000 Common Shares (1)	$0.200
January 6, 2021	1,000,000 options	$1.290
January 7, 2021	150,000 Common Shares (1)	$0.235
January 7, 2021	1,500,000 Common Shares (4)	$0.350
January 13, 2021	150,000 Common Shares (1)	$0.205
January 13, 2021	250,000 Common Shares (4)	$0.350

Notes:

(1)	Issued upon the exercise of options.

(2)	Issued pursuant to the Bond Transaction. See “Recent developments – The Bond Transaction and the Royalty Transaction”.

(3)	Issued to employees in settlement of unpaid portions of wages.

(4)	Issued upon the exercise of common share purchase warrants.

(5)	Issued to a consultant as a share-based compensation for professional services rendered.

(6)	Issued pursuant to a private placement closed in April 2019 with Pallinghurst, the first tranche of which closed in April 2019 and the second tranche of which closed in June 2019.

TRADING PRICE AND VOLUME

The Common Shares of the Corporation are listed and posted for trading on the TSXV under the symbol “NOU”. On January 13, 2021, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was $1.75.

The following table sets forth trading information for the Common Shares on the TSXV (as reported by web.tsxmoney.com) during the 12-month period prior to the date of the Prospectus Supplement.

Month	High ($)(1)	Low ($)(2)	Trading volume(3)
December 2019	0.210	0.180	1,583,560
January 2020	0.230	0.190	3,346,033
February 2020	0.270	0.225	7,565,100
March 2020	0.245	0.125	5,719,790
April 2020	0.240	0.140	4,265,529
May 2020	0.230	0.185	2,740,023
June 2020	0.220	0.180	3,121,369
July 2020	0.220	0.180	3,420,690
August 2020	0.220	0.190	2,969,342
September 2020	0.260	0.180	5,617,432
October 2020	0.430	0.235	19,375,672
November 2020	1.000	0.375	49,952,399
December 2020	1.450	0.530	29,589,322
January 1st, 2021 to January 14, 2021	1.980	1.040	26,290,082

Notes:

(1)	Includes intra-day high prices.

(2)	Includes intra-day low prices.

(3)	Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stein Monast L.L.P., legal counsel to the Corporation, and Fasken Martineau DuMoulin L.L.P., legal counsel for the Underwriter, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to an investor who acquires, as beneficial owner, the Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Corporation and the Underwriter and is not affiliated with the Corporation or the Underwriter and (ii) holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (a) that is a “financial institution” within the meaning of the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act, (b) that is an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act, (c) that is a “specified financial institution” as defined in the Tax Act, (d) that reports its “Canadian tax results” for purposes of the Tax Act, in a currency other than Canadian currency, (e) that is exempt from tax under the Tax Act, or (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, a “derivative forward agreement” or a “dividend rental arrangement” each as defined under the Tax Act, with respect to the Offered Shares. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act and the Regulations in force as of the date hereof, the Tax Proposals, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative, administrative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the income tax consequences to any particular Holder or prospective Holder are made. Accordingly, prospective Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is (or is deemed to be) resident in Canada (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian Security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada that is or that becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or that becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of a non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Offered Shares.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received or deemed to be received from taxable Canadian corporations. Provided that appropriate designations are made by the Corporation, such dividend or deemed dividend will be treated as an “eligible dividends” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced gross-up and dividend tax credit regime in respect of such dividend. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as “eligible dividends”.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income for that taxation year and will generally be deductible in computing its taxable income for that taxation year. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss), in the taxation year of the disposition, equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of (i) the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and (ii) any reasonable cost of disposition. The adjusted cost base to a Resident Holder of the Offered Share will be determined by averaging the adjusted cost base to the Resident Holder of the Offered Share with the adjusted cost base of all other Common Shares (if any) held as capital property at that time by the Resident Holder and by making certain other adjustments required under the Tax Act. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is generally required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may generally be carried back and deducted in any of the three preceding taxation years or in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and in circumstances prescribed by the Tax Act.

If the Resident Holder is a corporation, any capital loss realized on the disposition or deemed disposition of an Offered Shares may be reduced by the amount of any dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share (or a share for which such Offered Share has been substituted), to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains realized on the disposition of Offered Shares.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in, or in the course of, carrying on a business or part of a business in Canada (each, a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” as defined in the Tax Act. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Dividends on Offered Shares

Dividends paid or credited, or deemed to be paid or credited under the Tax Act, to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is normally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Canada-U.S. Tax Convention (a “U.S. Holder”). The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, unless the Offered Shares are, or are deemed to be, “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non Resident Holder is resident.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act, (which currently includes the TSXV) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property”, each as defined in the Tax Act, and options in respect of, interests in, or for civil law rights in any such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be “taxable Canadian property”, as defined in the Tax Act, to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non Resident Holder is resident at the time of their disposition, then the disposition of the Offered Shares by such Non-Resident Holder will generally be subject to the same Canadian income tax consequences applicable to a Resident Holder with respect to the disposition of such Resident Holder’s Offered Shares, as discussed above under the headings “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada – Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

RISK FACTORS

In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the Prospectus, the AIF and in the MD&As, which risk factors are incorporated herein by reference. An investment in the Offered Shares offered hereunder should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. Investors may lose their entire investment. An investment in the Offered Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Prospective investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to the other information contained in this Prospectus Supplement, in the Prospectus and in those documents that are incorporated herein and therein by reference, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.

Risk Factors Related to the Corporation

Public Health Crisis

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the recent outbreak of respiratory illness caused by COVID-19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodity, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines and a general reduction in consumer activity. In addition, the increasing number of individuals infected with COVID- 19 could result in a widespread global health crisis that could adversely affect global economies and financial markets. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel and other factors that depend on future developments beyond the Corporation’s control.

Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 could have a material adverse impact on the Corporation’s workforce and the development of NMG Projects. Despite COVID-19, the Corporation is continuing to develop its NMG Projects and through remote work solutions with its management team, employees, consultants, business partners and government representatives. The full extent and impact of COVID-19 on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

Uncertainty of Completion of the Private Placement

There is currently no binding agreement in connection with the Private Placement and there can be no assurance that the Private Placement will close as contemplated or at all. Additionally, the Corporation cannot guarantee the effect, if any, that the Private Placement may have on the market price of the Common Shares. The completion of the Private Placement, or the expectation that such Private Placement could occur, may adversely affect prevailing market prices of the Common Shares and will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Negative Operating Cash Flow

The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $7,044,695, $4,077,445 and $3,794,449 as at September 30, 2020, as at December 31, 2019 and December 31, 2018, respectively. During the fiscal year ended December 31, 2018 and December 31, 2019 and the nine-month period ended September 30, 2020, the Corporation had negative cash flow usage from operating activities of $2,921,931, $5,139,984 and $4,064,617, respectively. For the nine-month period ended September 30, 2020, the Corporation has had an average monthly cash expenditure rate of approximately $1,424,813 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. For the nine-month period ended September 30, 2020, the Corporation recorded a net loss and comprehensive loss of $6,727,869. As of September 30, 2020, the Corporation had current liabilities of $8,533,122 and an outstanding convertible bond with a principal of $15,000,000 to be repaid at latest on August 28, 2023. For the year ended December 31, 2019, the Corporation has had an average monthly cash expenditure rate of approximately $1,693,862 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Graphite Property and/or the Bécancour Commercial Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow.

Going Concern and Insolvency Risk

The Corporation’s interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019, have been prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. However, the Corporation does not currently have guaranteed sources of funding or cash flow to repay indebtedness, penalties or interest that it could incur or in the event it enters into any permitted working capital facilities. The inability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives would cast significant doubt as to the Corporation’s ability to continue as a going concern. There are other elements included in this section “Risk Factors” related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.

Governmental and Environmental Regulations, Permits and Licenses

The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.

The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. In addition, certain types of operations require the submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.

In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous peoples of Canada. Section 35 of the Constitution Act, 1982, protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous people and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.

The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Graphite Property and the Bécancour Commercial Plant, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the NMG Projects.

Titles Matters and Territorial Claims

While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.

The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into the pre-development agreement with the Conseil des Atikamekw de Manawan and the Atikamekw Nation and Atikamekw Sipi for the Matawinie Mining Project. No insurance can however be provided that the parties will reach an agreement with respect to the impact and benefit agreement. On November 18, 2020, the Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mining Project from the standpoint of the Atikamekw de Manawan and the Conseil de la Nation Atikamekw. The Corporation intends to and attempts to continue to engage with the Atikamekw de Manawan and the Conseil de la Nation Atikamekw about the Matawinie Mining Project.

Risk Factors Related to the Offering

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the proceeds received from the Offering as described under “Use of Proceeds”; however, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under “Use of Proceeds” if they believe it would be in the Corporation’s best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

Market Price of Securities

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. The market price of the Common Shares could be subject to significant fluctuations due to various factors and events, including any regulatory or economic changes affecting the Corporation’s operations, variations in the Corporation’s operating results, developments in the Corporation’s business or that of its competitors, or to changes in market sentiment. Investors should be aware that the value of the Common Shares may be volatile and investors may, on disposing of the Common Shares, realize less than their original investment or may lose their entire investment.

The Corporation’s operating results and prospects from time to time may be below the expectations of market analysts and investors. In addition, stock markets from time to time suffer significant price and volume fluctuations that affect the market prices of the securities listed thereon and which may be unrelated to the Corporation’s operating performance or prospects. Any of these events could result in a decline in the market price of the Common Shares. The Common Shares may, therefore, not be suitable as a short-term investment. In addition, the market price of the Common Shares may not reflect the underlying value of the Corporation’s net assets. The price at which the Common Shares will be traded and the price at which investors may realise their shares will be influenced by a large number of factors, some specific to the Corporation and its proposed operations, and some which may affect the business sectors in which the Corporation operates. Such factors could also include the performance of the Corporation’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Corporation and general economic conditions.

No Current Plans to Pay Cash Dividends

The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Corporation’s securities unless they sell the securities for a price greater than that which they paid for them.

Dilution

Additional financing needed to continue funding the development and operation of the NMG Projects may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

The price at which the Offered Shares are sold by the Underwriter may be less than the Offering Price

The Underwriter offers the Offered Shares initially at the Offering Price. After the Underwriter has made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriter and further changed from time to time to an amount not greater than the Offering Price. The sale by the Underwriter of the Offered Shares at a price lower than the Offering Price could adversely affect the prevailing market prices for the Common Shares. If any of the foregoing events, or other risk factor events not described herein occur, the Corporation’s business, financial condition or results of operations could suffer. In that event, the market price of the Corporation’s securities could decline and investors could lose all or part of their investment.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon by Stein Monast L.L.P., on behalf of the Corporation, and by Fasken Martineau DuMoulin LLP, on behalf of the Underwriter.

As of the date of the Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 - Annual Information Form) of Stein Monast L.L.P. and Fasken Martineau DuMoulin LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.

INTERESTS OF EXPERTS

The auditors of the Corporation are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec).

CERTIFICATE OF THE CORPORATION

Dated: January 15, 2021

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (except the territories).

“Éric Desaulniers”	“Charles-Olivier Tarte”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Corporation

“Daniel Buron”	“Yannick Beaulieu”
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITER

Dated: January 15, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (except the territories).

BMO NESBITT BURNS INC.

“John Manning”

Managing Director

C-2